PRESS RELEASE

BANRO PROVIDES UPDATE ON RECAPITALIZATION TRANSACTIONS

Toronto, Canada – February 24, 2017 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT - "BAA"; TSX - "BAA") is pleased to provide an update on the progression of the Company’s recapitalization (the “Recapitalization”) announced in the Company’s January 31, 2017 press release. Banro reports that, as contemplated by the terms of the Recapitalization, the Ontario Superior Court of Justice has issued the interim order (the “Interim Order”) which, among other things, authorizes the Company to convene meetings of holders of its US$175 million senior secured notes (“Existing Notes”) and Banro’s series A preference shares and series B preference shares to approve, among other things, the previously announced corporate plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act (the “CBCA”) to implement the Recapitalization. The Company also intends to hold a meeting of holders of its common shares to approve, among other things, the Recapitalization. The meetings are scheduled to be held on March 31, 2017.

As set out in the January 31, 2017 press release, the Recapitalization contemplates (a) the refinancing of the maturing Existing Notes and US$22.5 million loan with new US$197.5 million senior secured notes with a 4-year maturity and new common shares of the Company, (b) the conversion of the outstanding exchangeable preferred shares and gold-linked preferred shares of Banro and certain of its subsidiaries into common shares of the Company, (c) the execution of a gold forward sale agreement to raise US$45 million to be used by the Company for working capital and general corporate purposes, including to fund transaction costs and repay a US$6.5 million interim loan facility recently obtained by the Company, and (d) the extension of the maturity dates on an existing US$10 million loan from July 15, 2018 and September 1, 2018 to March 1, 2020. The Recapitalization is expected to reduce debt, improve liquidity, and position the Company to optimize operations and enhance its substantial gold mining assets in the Democratic Republic of the Congo.

Implementation of the Recapitalization is subject to successfully obtaining all required approvals, including the approval of holders of Existing Notes (which is expected to be received as holders of Existing Notes in excess of the required threshold have signed a support agreement (the “Support Agreement”) and committed to vote in favour of the Recapitalization, as previously reported), shareholder approval, court approval of the Plan under the CBCA, Toronto Stock Exchange and NYSE MKT approvals and other regulatory approvals.

As the Existing Notes are contemplated to be exchanged pursuant to the terms of the Plan of Arrangement as described above, it is not intended to make the principal repayment on the Existing Notes on March 1, 2017 and the Existing Notes are expected to remain outstanding until the implementation of the Recapitalization, which implementation is expected to occur in early to mid-April 2017.

The Interim Order also provides a stay whereby, until the earlier of April 30, 2017 and the date the Recapitalization is implemented, any person, including the holders of the Existing Notes, is stayed from exercising certain rights or remedies, including rights or remedies arising as a result of the commencement of proceedings under the CBCA or any default or cross default under the Existing Notes, against or in respect of the Company or any of its material subsidiaries or any of their respective properties or assets.

A management information circular of the Company setting out the details of the Recapitalization and the matters to be considered by holders of the Company’s Existing Notes, series A and series B preference shares, and common shares, will be mailed in early March to such security holders and posted on SEDAR prior to the meetings.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the proposed implementation of the Recapitalization and the anticipated effect of the Recapitalization on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the risk that the Company will be unable to obtain all approvals necessary for implementation of the Recapitalization or may not be able to satisfy the other conditions to the completion of the Recapitalization contained in the Support Agreement; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:

Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com